

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 3, 2017

Zackary Irani
Chairman & Chief Executive Officer
Biomerica, Inc.
17571 Von Karman Avenue
Irvine, California 92614

> **Re:** **Biomerica, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 30, 2017**
> **File No. 333-219130**

Dear Mr. Irani:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Christopher D. Ivey, Esq.
         Stradling Yocca Carlson & Rauth, P.C.